As filed with the Securities and Exchange Commission on March 30, 2007.

Registration No. 333-139499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WILLBROS GROUP, INC.

(Exact name of registrant as specified in its charter)

Republic of Panama	1623	98-0160660
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Plaza 2000 Building

50th Street, 8th Floor

P.O. Box 0816-01098

Panama, Republic of Panama

Telephone No.: +50-7-213-0947

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert R. Harl

President and Chief Executive Officer

Willbros Group, Inc.

c/o Willbros USA, Inc.

4400 Post Oak Parkway,

Suite 1000

Houston, Texas 77027

(713) 403-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:

Robert J. Melgaard, Esq.

Mark D. Berman, Esq.

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172

(918) 586-5711

(918) 586-8548 (Facsimile)

Approximate date of commencement of proposed sale of the securities to the public:    From time to time, at the discretion of the selling stockholders, after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No.1 to the Registration Statement incorporates by reference the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 14, 2007.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2007

4,280,714

SHARES

WILLBROS GROUP, INC.

COMMON STOCK

This prospectus relates to shares of common stock that may be sold by the selling stockholders identified in this prospectus. Of the 4,280,714 shares covered hereby, 3,722,360 are outstanding shares held by the selling stockholders and 558,354 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock. The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders under this prospectus only as the warrants are exercised. The selling stockholders acquired the shares offered by this prospectus in a private placement of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their shares of common stock by the methods described under “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “WG.” On March 29, 2007, the last reported sales price for our common stock was $22.94.

There are significant risks associated with an investment in our securities. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     .

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.

Unless the context otherwise requires, all references in this prospectus to “Willbros,” the “Company,” “we,” “us” and “our” refer to Willbros Group, Inc., its consolidated subsidiaries and their predecessors.

WILLBROS GROUP, INC.

Our Business

We are an independent international contractor serving the oil, gas and power industries and government entities worldwide. We currently operate our business in two segments: the United States and Canada (which we refer to as “United States & Canada”) and all other countries outside of the United States & Canada (which we refer to as “International”). We provide engineering; construction; engineering, procurement and construction (“EPC”); and specialty services to industry and governmental entities worldwide, specializing in pipelines and associated facilities for onshore, coastal and offshore locations. We are also actively involved in asset development, ownership and operations as an extension of our portfolio of industry services. We place particular emphasis on achieving the best risk adjusted returns. Depending upon market conditions, we may work in developing countries and we believe our experience gives us a competitive advantage in frontier areas where experience in dealing with project logistics is an important consideration for project award and execution. We also believe our engineering expertise, as it relates to optimizing the structure and execution of a project, provides us competitive advantage in all the markets we address.

We provide our engineering, construction and EPC services, as the scope of work requires, through professional engineering and technical staff and construction management and craft personnel utilizing engineering systems, hardware and software and a large fleet of company-owned and leased equipment that includes marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. An inventory of spare parts and tools, which we strategically position and maintain to maximize availability and minimize cost, supports our equipment fleet. We also own fabrication facilities in Canada and the United States. As an adjunct to all our resources, we also provide specialty services, including asset development and operations. Our asset development and operations (also referred to as “facility operations”) include assets developed under “Build, Own and Operate” contracts, such as the fueling facilities operated for the Defense Energy Support Center, an agency of the U.S. government.

Our engineering services include, among others:

•	feasibility studies;

•	conceptual engineering services;

•	detailed design services;

•	route/site selection;

•	construction management;

•	turnkey EPC arrangements;

•	alliance arrangements;

•	material procurement;

•	overall project management;

•	permitting services;

•	commissioning/startup; and

•	bid support for other Willbros subsidiaries.

We provide our engineering services through engineering resources located in Salt Lake City (Murray), Utah; Tulsa, Oklahoma; and Houston, Texas.

To complement our engineering services, Willbros also provides a full range of field services, including:

•	surveying;

•	right of way acquisition;

•	material receiving and control;

•	construction management;

•	facilities startup assistance; and

•	operation of facilities.

Our construction services include, among others, the building, fabrication, installation, assembly, maintenance and replacement of:

•	major cross country pipelines;

•	gathering systems;

•	flow stations;

•	pump stations;

•	meter stations;

•	gas compressor stations;

•	gas processing facilities;

•	oil and gas production facilities;

•	modular processing facilities;

•	piers;

•	dock facilities; and

•	bridges.

Our EPC services include engineering, procurement, construction and project management resources to work with clients to provide total project solutions, which optimize project scope, schedule and deliverables to meet project objectives. We provide the project deliverables through our own resources or through selected subcontractors.

Finally, Willbros provides specialty service capabilities, including, among others:

•	pipe double jointing;

•	transport of dry and liquid cargo;

•	rig moves;

•	maintenance and repair services;

•	operation and development of facilities; and

•	building, owning and operating military fueling facilities.

We trace our roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, we have completed many landmark projects around the world, including the “Big Inch” and “Little Big Inch” War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaska Pipeline System (1974-76), the All-American Pipeline System (1984-86), Colombia’s Alto Magdalena Pipeline System (1989-90), a portion of the Pacific Gas Transmission System expansion (1992-93), and through a joint venture led by a subsidiary of ours, the Chad-Cameroon Pipeline (2000-2003).

Over the years, we have been employed by more than 400 clients to carry out work in 57 countries. Within the past ten years, we have worked in Africa, Asia, Australia, the Middle East, North America and South

America. We have historically had a steady base of operations in the United States, Canada, Nigeria, Oman, and Venezuela, which has been complemented by major projects in Australia, Bolivia, Cameroon, Chad, Colombia, Ecuador, Egypt, Gabon, Indonesia, Ivory Coast, Kuwait, Mexico and Pakistan. In 2006 we sold our interest in Venezuela and exited Bolivia and Ecuador in response to market conditions which we believe are unfavorable and will not attract capital to these markets for the types of projects we perform. In February 2007, we sold our assets and operations in Nigeria.

Private sector clients have historically accounted for the majority of our revenue. Government entities and agencies have accounted for the remainder. Our top ten clients were responsible for 61 percent of our continuing revenue in 2006 (73 percent in 2005 and 64 percent in 2004).

Our Executive Offices

We are incorporated in the Republic of Panama and maintain our headquarters at Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama; our telephone number is 7-213-0947. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and whose telephone number is (713) 403-8000. Information contained on our website http://www.willbros.com, is not, and you must not consider such information to be, a part of this prospectus.

Private Placement of Common Stock and Warrants

In October 2006, we entered into a Securities Purchase Agreement for the issuance and sale of 3,722,360 shares of our common stock, and warrants to purchase an additional 558,354 shares of common stock, in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Each warrant will be exercisable, in whole or in part, until 60 months from the date of issuance. A warrant holder may elect to exercise the warrant (1) by delivery of payment to us of the exercise price of $19.03 per share, or (2) pursuant to a cashless exercise as defined and provided in the warrant, if a registration statement covering the warrant shares is not available for the resale of the warrant shares. The exercise price is subject to adjustment in certain circumstances, as provided in the warrants. This prospectus covers the resale by the selling stockholders of the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants that were also sold in the private placement.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus as well as other information we include or incorporate by reference in this prospectus, before you decide whether an investment in our securities is suitable for you. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business operations.

We may continue to experience losses associated with our prior activities in Nigeria.

In February 2007, we completed the sale of our Nigerian operations. We may continue to experience losses or incur expenses subsequent to the sale and disposition of our operations. In particular:

•

We have issued parent company guarantees to our clients in connection with the performance of our Nigeria contracts. Although the buyer will now be responsible for completing these projects, our guarantees will remain in force until the projects are completed. The buyer has entered into an Indemnity Agreement pursuant to which the buyer and its parent company are obligated to indemnify us for any losses we incur on these guarantees. However, we can provide no assurance that we will be successful in enforcing our rights under the Indemnity Agreement. The guarantees include five projects under which we estimate that, at December 31, 2006, there was aggregate remaining contract revenue, excluding any additional claim revenue, of approximately $374.8 million, and aggregate cost to complete of approximately $316.0 million. At December 31, 2006, we estimated that only one of the contracts covered by the guarantees was in a loss position and had accrued for such loss in the amount of approximately $33.2 million on our December 31, 2006 balance sheet. If we are required to resume operations in Nigeria under our performance guarantees and are unable to enforce our rights under the Indemnity Agreement, we may experience losses and those losses could exceed the amount accrued at December 31, 2006, including losses that we could incur in completing projects that were not considered to be in a loss position as of December 31, 2006 due to additional expenses associated with the start-up and redeployment of our equipment or personnel or a further deterioration of the already challenging operating environment in Nigeria.

•

Although our current activities in Nigeria are confined to providing transition services to the new owner, we may find it difficult to provide those services to the buyer if we experience high levels of employee turnover or for other reasons. If we are unable to provide adequate transition services or if the buyer is otherwise unable to perform under our contracts that were in effect as of the closing date, we may be required to perform under our parent company guarantees discussed above.

•

As of the February 2007 closing date, approximately $22.6 million of letters of credit had been issued and were still outstanding on our behalf to our clients to secure our performance under various Nigeria projects. Pursuant to our agreement with the buyer, Intercontinental Bank Plc issued five irrevocable unconditional backstop standby letters of credit in the same total amount to provide indemnification to us for the outstanding letters of credit issued on our behalf which remain in effect. We can provide no assurance that if any letters of credit are drawn upon by our former clients, we will be able to fully indemnify ourselves by successfully drawing upon our backstop letters of credit.

•	We may experience difficulty redeploying certain equipment to our continuing operations that we previously leased for our Nigeria projects and that was not conveyed to the buyer at closing.

•

The purchase price will be adjusted subsequent to the closing to reflect our subsidiary’s working capital as of the closing date. Due to the many variables affecting our contracts and commercial negotiations in Nigeria, the final adjustments may not be determined for several months. We can provide no assurance that the adjustment will not be substantial.

•

The share purchase agreement provides that we are required to indemnify the buyer in the event that we breach certain representations, warranties and covenants that we made to the buyer. Our liability for breaches of representations, warranties and covenants is limited to 10 percent of the purchase price, or $15.5 million.

•

A portion of the purchase price ($5.5 million) was paid in the form of a promissory note, of which $2.625 million remains outstanding. Although the note is secured by a corporate guarantee of the buyer’s parent company, we can provide no assurance that we will be able to collect the remainder of the purchase price.

Governmental investigations into the activities of the Company, J. Kenneth Tillery, the former President of our principal international subsidiary, and other current and former employees of the Company could adversely affect us.

In late December 2004, we learned that tax authorities in Bolivia had charged our Bolivian subsidiary with failure to pay taxes owed, filing improper tax returns and the falsification of tax documents. As a result of the Company’s investigation, we determined that J. Kenneth Tillery, then President of Willbros International, Inc. (“WII”) and the individual principally responsible at that time for the Company’s international operations outside of the United States and Canada, was aware of the circumstances that led to the Bolivian charges. Mr. Tillery resigned from the Company on January 6, 2005. Based on our preliminary investigation, we determined that our Bolivian subsidiary had also failed to properly withhold taxes on payments made in Bolivia and had failed to file tax returns related to those withholding taxes. We reported this information to the Bolivian government. In March, 2005, we paid approximately $3.3 million to resolve outstanding assessments with the Bolivian tax authorities.

On January 18, 2005, the Company’s Audit Committee engaged independent outside legal counsel for the purpose of conducting an investigation into the circumstances surrounding the Bolivian tax assessment as well as other activities which were previously under the control of Mr. Tillery. The independent counsel retained forensic accountants to assist with the investigation.

The investigations conducted by the Audit Committee and senior management have revealed information indicating that Mr. Tillery, and others who directly or indirectly reported to him, engaged in activities that were and are specifically contrary to established Company policies and possibly the laws of several countries, including the United States. A summary description of the activities carried out by Mr. Tillery and others that may have damaged the Company or that may cause such damage in the future is provided in the risk factor below entitled “The actions of Mr. Tillery and others have harmed the Company and may harm the Company in the future.” Our investigations determined the following:

•

Under the direction of Mr. Tillery and others acting under his direction, the Company’s Bolivian subsidiary filed incorrect tax returns, failed to file required tax returns and failed to pay taxes owed.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries may have made or caused others to make payments directly or indirectly to government officials in connection with the submission of incorrect tax information.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries may have made or caused others to make payments directly or indirectly to government officials and client representatives in connection with the award and retention of business in Nigeria, the reduction of Nigerian tax obligations, the facilitation of Nigerian customs clearances and the disposition of Nigerian legal proceedings.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries have made or caused others to make payments directly or indirectly to government officials in connection with attempts to obtain and/or retain business in Ecuador.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries usurped corporate opportunities and owned undisclosed interests in enterprises with which the Company had material relationships.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries may have engaged in discussions or entered into arrangements with competitors of the Company regarding bidding strategies for projects outside the United States.

•	Mr. Tillery may have acquiesced to or approved a prior commitment by another to make an improper future payment in Mexico.

•

Mr. Tillery and other employees of WII or its subsidiaries may have received kickbacks, payments and/or other improper benefits from Company consultants, suppliers and/or competitors or may otherwise have benefited personally as a result of the activities described above.

•

Mr. Tillery and other employees or consultants of WII or its subsidiaries may have intentionally mischaracterized Company expenditures resulting in the Company’s books not accurately reflecting the true nature of such expenditures.

•

Acts carried out by Mr. Tillery and others acting under his direction with respect to a bid for work in Sudan may constitute facilitation efforts prohibited by U.S. law, a violation of U.S. trade sanctions and the unauthorized export of technical information.

•

Some of the actions of Mr. Tillery and other employees or consultants of WII or its subsidiaries may have caused the Company to violate U.S. securities laws, including the Foreign Corrupt Practices Act (“FCPA”), and/or other U.S. and foreign laws.

•

Following Mr. Tillery’s resignation, other employees of WII or its subsidiaries may have continued to carry out improper activities previously initiated by Mr. Tillery. Those employees may have made payments directly to certain government officials or to third party consultants with the understanding that such payments would be paid to government officials.

We have voluntarily reported the results of our investigations to both the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”). We have also voluntarily reported the potentially improper facilitation and export activities to the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and to the DOJ and to the SEC. OFAC has commenced an investigation of the reported facilitation and export activities. The SEC and the DOJ are each conducting their own investigations of other actions taken by the Company and its employees and representatives that may constitute violations of U.S. law. We are cooperating fully with all such investigations. If the Company or one of its subsidiaries is found to have violated the U.S. securities laws (including the FCPA), that entity could be subject to civil penalties of up to $650,000 per violation, and criminal penalties of up to the greater of $2 million per violation or twice the gross pecuniary gain resulting from the improper conduct and other sanctions. If the Company or one of its subsidiaries is found to have violated U.S. trade sanctions or U.S. export restrictions that entity could be subject to civil penalties of up to $11,000 per violation and criminal penalties of up to $250,000 per violation. In each case there could be multiple violations. The Company and its subsidiaries could also be barred from participating in future U.S. government contracts and from participating in certain U.S. export transactions. It is also possible that governmental agencies could require that we enter into a criminal plea agreement or a deferred prosecution agreement which could include fines, penalties, monitoring arrangements and other sanctions. There may be other penalties that could apply under other U.S. laws or the laws of foreign jurisdictions. The Company cannot predict the outcome of the investigations being conducted by the SEC, the DOJ and OFAC, including the Company’s exposure to civil or criminal fines or penalties, or other regulatory action which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has terminated employment relationships and commercial and/or consulting arrangements with multiple entities and individuals by whom, through whom and to whom potentially improper payments may have been made in Bolivia, Nigeria and Ecuador. In at least two instances, we have received claims that such terminations are unjustified and may constitute a breach of contract.

The actions of Mr. Tillery and others have harmed the Company and may harm the Company in the future.

Mr. Tillery became the Managing Director of the Company’s affiliate in Nigeria in 1995. Evidence that arose from our investigations indicates that Mr. Tillery thereafter acquired interests in, or began exercising some control over, several entities that did business with the Company and did not disclose such interests and relationships to the Company. Mr. Tillery authorized and directed numerous transactions between Company subsidiaries and entities in which he owned an interest or over which he exercised control. That practice continued until his resignation from the Company. Mr. Tillery obtained significant personal benefit from such dealings and such benefit should have been made available to the Company. During the course of his employment with various subsidiaries of the Company, Mr. Tillery submitted numerous certifications disclaiming any related party interests or transactions with the Company or its subsidiaries. His failure to disclose his interests was a violation of the Company’s written policies and may have caused the Company to violate rules or laws related to the public disclosure of such information.

Although no Company official is authorized to do so, Mr. Tillery used the apparent authority of his positions with Company subsidiaries and affiliates to personally make or cause to be made numerous unauthorized payments from the Company’s bank accounts and cash reserves. Some such payments were significant and were used, for among other purposes:

•	to influence various officials and judicial authorities for the purpose of reducing tax obligations;

•	to dispose of lawsuits and/or influence a variety of legal matters; and

•	to facilitate actions by customs officials in connection with the importation and exportation of materials and equipment.

Mr. Tillery and other employees of WII or its subsidiaries also caused substantial payments to be made from Company funds for the nominal purpose of obtaining consulting or advisory services when the actual purpose of at least a portion of the amounts paid was to fund payments to government or client officials for the purpose of obtaining or retaining Company business. Some of these payments appear to have benefited Mr. Tillery’s own personal interests as well as those of others who cooperated with him. There is a significant probability that such activities constituted violations of U.S. and other laws. See the risk factor above entitled “Governmental investigations into the activities of the Company, J. Kenneth Tillery, the former President of our principal international subsidiary, and other current and former employees of the Company could adversely affect us.”

Our reputation and our ability to do business may be impaired by the corrupt behavior of Mr. Tillery and other employees of WII or its subsidiaries.

We are committed to conducting business worldwide in a legal and ethical manner. Many of our clients make compliance with applicable laws and ethical conduct a condition to their business relationships. The actions of Mr. Tillery and other employees of WII or its subsidiaries may cause us to be disqualified from some business opportunities with clients and others who require their business partners to maintain high ethical standards.

Special risks associated with doing business in highly corrupt environments may adversely affect our business.

Although we have completed the sale of our operations in Nigeria, our international business operations may continue to include projects in countries where corruption is prevalent. Since the anti-bribery restrictions of the FCPA make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.

Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2004, December 31, 2005 and December 31, 2006 because of the existence of material weaknesses in our internal control over financial reporting. We believe that our remaining material weaknesses were eliminated in February 2007 as a result of the sale of our Nigerian assets and operations. However, our inability to remediate these material weaknesses prior to February 2007, or any control deficiencies that we may discover in the future, could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.

As disclosed in our Annual Report on Form 10-K for 2006 and in our Annual Reports on Form 10-K for 2004 and 2005, management’s assessment of our internal controls over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. Although we made progress in executing our remediation plans during 2005 and 2006, including the remediation of three material weaknesses, as of December 31, 2006, management concluded that we did not maintain effective internal control over financial reporting due to the following remaining material weaknesses in internal controls:

•

Nigeria Accounting: During the fourth quarter of 2006, we determined that a material weakness in our internal control over financial reporting exists related to the Company’s management control environment over the accounting for our Nigeria operations. This weakness in management control led to the inability to adequately perform various control functions including supervision over and consistency of: inventory management; petty cash disbursements; accounts payable disbursement approvals; account reconciliations; and review of timekeeping records. This material weakness resulted primarily from our inability to maintain a consistent and stable internal control environment over our Nigeria operations in the fourth quarter of 2006.

•

Nigeria Project Controls—Estimate to Complete: A material weakness existed related to controls over the Nigeria project reporting. This weakness existed throughout 2006 and is a continuation of a material weakness reported in our 2005 Form 10-K. The weakness primarily impacted one large Nigeria project with a total contract value of approximately $165 million, for which cost estimates were not updated timely in the fourth quarter of 2006 due to insufficient measures being taken to independently verify and update reliable cost estimates. This material weakness specifically resulted in material changes to revenue and cost of sales during the preparation of our year-end financial statements by our accounting staff prior to the issuance of the financial statements.

In 2006, our efforts to strengthen our control environment and correct the material weakness in company level controls over the financial statement close process included:

•	reviewing and monitoring the accounting department structure and organization, both in terms of size and expertise;

•	hiring additional senior accounting personnel at the corporate administrative offices;

•	increasing our supervision of accounting personnel;

•	recruiting candidates in order to expeditiously fill vacancies in our accounting, finance, and project management functions; and

•	developing documentation and consistent execution of controls over our financial statement close process.

Our efforts during 2006 to improve our control environment in response to the weakness in construction contract management identified at December 31, 2005 included:

•

initiating efforts to expand operations and accounting supervisory controls over consistency of the project reporting process and documentation for Nigeria contracts through the addition of supervisory personnel; and

•	developing more standardized documentation related to project management reporting and management review processes.

We believe that our remaining material weaknesses were eliminated in February 2007 upon the sale of our Nigeria assets and operations. However, our inability to remediate these material weaknesses prior to February 2007, and any other control deficiencies we identify in the future, could adversely affect our ability to report our financial results on a timely and accurate basis, which could result in a loss of investor confidence in our financial reports or have a material adverse affect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls or fraud, even effective internal control over financial reporting may not prevent or detect all misstatements.

Our business is highly dependent upon the level of capital expenditures by oil, gas and power companies on infrastructure.

Our revenue and cash flow are primarily dependent upon major engineering and construction projects. The availability of these types of projects is dependent upon the condition of the oil, gas and power industries, and, specifically, the level of capital expenditures of oil, gas and power companies on infrastructure. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:

•	current and projected oil, gas and power prices;

•	the demand for electricity;

•	the abilities of oil, gas and power companies to generate, access and deploy capital;

•	exploration, production and transportation costs;

•	the discovery rate of new oil and gas reserves;

•	the sale and expiration dates of oil and gas leases and concessions;

•	regulatory restraints on the rates that power companies may charge their customers;

•	local and international political and economic conditions;

•	the ability or willingness of host country government entities to fund their budgetary commitments; and

•	technological advances.

If we are not able to renegotiate our surety bond lines, our ability to operate may be significantly restricted.

Our new bonding facility to provide surety bonds on a case-by-case basis for projects in North America requires that we post backstop letters of credit for a percentage of the bond which is acceptable to insurer. We are currently negotiating with our bonding company to eliminate the requirement to provide backstop letters of credit, but we can provide no assurance that we will be successful in removing this requirement. If we are unable to obtain surety bonds, or if the cost of obtaining surety bonds is prohibitive, our ability to bid some projects may be adversely affected, in the event other forms of performance guarantees such as letters of credit or parent guarantees are deemed insufficient or unacceptable. In addition, the requirement that we post backstop letters of credit until such time as the bonded projects are substantially completed reduces the amount of funds available to us under our credit facility for other corporate purposes.

Our significant international operations are subject to political and economic risks of developing countries.

Although we recently sold our operations in Nigeria and Venezuela we have substantial operations in the Middle East (Oman) and anticipate that a significant portion of our contract revenues will be derived from, and a significant portion of our long-lived assets will be located in, developing countries.

Conducting operations in developing countries presents significant commercial challenges for our business. A disruption of activities, or loss of use of the equipment or installations, at any location in which we have significant assets or operations could have a material adverse effect on our financial condition and results of operations. Accordingly, we are subject to risks which ordinarily would not be expected to exist to the same extent in the United States, Canada, Japan or Western Europe. Some of these risks include:

•	civil uprisings, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency;

•	exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country;

•	expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses;

•

availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient;

•	government instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•

decrees, laws, regulations, interpretations and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

•

terrorist attacks such as those which occurred on September 11, 2001 in the United States, which could impact insurance rates, insurance coverages and the level of economic activity, and produce instability in financial markets.

Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.

These risks may result in a material adverse effect on our results of operations.

We may be adversely affected by a concentration of business in a particular country.

Due to a limited number of major projects worldwide, we expect to have a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control that may occur in a particular country in which our business may be concentrated at that time. Economic downturns in such countries could also have an adverse impact on our operations.

Our business is dependent on a limited number of key clients.

We operate primarily in the oil, gas and power industries, providing construction, engineering and facilities development and operations services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on our operations. Our 10 largest clients were responsible for 61 percent of our revenue in 2006 (73 percent in 2005 and 64 percent in 2004).

Our dependence upon fixed-price contracts could adversely affect our operating results.

A substantial portion of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on long-term fixed price contracts. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

Terrorist attacks and war or risk of war may adversely affect our results of operations, our ability to raise capital or secure insurance or our future growth.

The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating both outside and inside the United States. Further, the U.S. government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

Our operations are subject to a number of operational risks.

Our business operations include pipeline construction, dredging, fabrication, pipeline rehabilitation services, marine support services and the operation of vessels and heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator or navigational error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.

We may become liable for the obligations of our joint ventures and our subcontractors.

Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint ventures. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint ventures to perform or complete work in accordance with contract specifications.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, nondestructive inspection, tank erection, catering and security. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Governmental regulations could adversely affect our business.

Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets. In addition, we depend on the demand for our services from the oil, gas and power industries, and, therefore, our business is affected by changing taxes, price controls and laws and regulations relating to the oil, gas and power industries generally. The adoption of laws and regulations by the countries or the states in which we operate that are intended to curtail exploration and development drilling for oil and gas or the development of power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.

Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of governmental regulation which could, if enacted or implemented, adversely affect our operations include:

•	expropriation or nationalization decrees;

•	confiscatory tax systems;

•	primary or secondary boycotts directed at specific countries or companies;

•	embargoes;

•	extensive import restrictions or other trade barriers;

•	mandatory sourcing and local participation rules;

•	oil, gas or power price regulation; and

•	unrealistically high labor rate and fuel price regulation.

Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.

Our operations expose us to potential environmental liabilities.

Our United States operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time these acts were performed.

We own and operate several properties in the United States that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third-parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Compensation and Recovery Act (“RCRA”), and analogous state laws. CERCLA imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of hazardous substances into the environment, while RCRA governs the generation, storage, transfer, and disposal of hazardous wastes. Under such laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property. This could have a significant impact on our future results.

Our operations outside of the United States are oftentimes potentially subject to similar governmental controls and restrictions relating to the environment.

Our industry is highly competitive, which could impede our growth.

We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be able to compete on price. Our growth may be impacted to the extent that we are unable to successfully bid against these companies.

Our operating results could be adversely affected if our non-U.S. operations became taxable in the United States.

If any income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected with a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

We are dependent upon the services of our executive management.

Our success depends heavily on the continued services of our executive management. Our management team is the nexus of our operational experience and customer relationships. Our ability to manage business risk and satisfy the expectations of our clients, stockholders and other stakeholders is dependent upon the collective experience and relationships of our management team. In addition, we do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations.

It may be difficult to enforce judgments which are predicated on the federal securities laws of the United States against us.

We are a corporation organized under the laws of the Republic of Panama. Accordingly:

•	because a substantial amount of our assets are located outside the United States, any judgment obtained against us in the United States may not be fully collectible in the United States; and

•	we have been advised that courts in the Republic of Panama will not enforce liabilities in original actions predicated solely on the United States federal securities laws.

These factors mean that it may be more costly and difficult for you to recover fully any alleged damages that you may claim to have suffered due to alleged violations of federal securities laws by us or our management than it would otherwise be in the case of a United States corporation.

Risks Relating to Our Common Stock

Our common stock, which is listed on the New York Stock Exchange, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the risk factors described in this prospectus;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our customers’ industries; and

•	general conditions in the securities markets.

Our stockholder rights plan, articles of incorporation and by-laws may inhibit a takeover, which may adversely affect the performance of our stock.

Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws:

•	provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law;

•	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

•	restrict the ability of stockholders to take action by written consent;

•	establish advance notice requirements for nominations for election to our board of directors; and

•	authorize our board of directors to designate the terms of and issue new series of preferred stock.

We also have a stockholder rights plan which gives holders of our common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15% or more of our outstanding common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We recently sold common stock, warrants and convertible notes, and our outstanding warrants and convertible notes may lead to further dilution of our issued and outstanding stock.

In October 2006, we sold 3,722,360 shares of our common stock and warrants to purchase an additional 558,354 shares. The recent issuance of warrants and the prior issuance of $70.0 million in aggregate principal amount of 2.75% Convertible Senior Notes due 2024 and $84.5 million of 6.5% Senior Convertible Notes may cause a significant increase in the number of shares of common stock currently outstanding. Moreover, in August 2006, our stockholders approved an increase in our authorized shares of common stock from 35 million to 70 million. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, 1 million shares of Class A preferred stock, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such Class A preferred stock, but reserves the right to do so in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering. The selling stockholders will receive all of the proceeds from this offering. We will receive proceeds from any cash exercise of warrants by the selling stockholders. We will use any such proceeds for general corporate purposes, including capital expenditures and working capital.

PRICE RANGE OF COMMON STOCK

AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “WG.” The following table sets forth the high and low sale prices per share for our common stock as reported by the New York Stock Exchange for the periods indicated:

	HIGH	LOW
2005:
First Quarter	$24.52	$18.68
Second Quarter	20.66	10.15
Third Quarter	17.80	14.14
Fourth Quarter	17.73	14.13
2006:
First Quarter	$21.23	$14.46
Second Quarter	24.53	17.38
Third Quarter	19.47	15.00
Fourth Quarter	19.93	14.00
2007:
First Quarter(1)	$23.13	$17.81

(1)	Through March 29, 2007.

Substantially all of our stockholders maintain their shares in “street name” accounts and are not, individually, stockholders of record. As of February 9, 2007, our common stock was held by 98 holders of record and an estimated 8,400 beneficial owners.

Since 1991, we have not paid any cash dividends on our capital stock, except dividends in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our senior secured credit facility prohibits us from paying cash dividends on our common stock.

CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:

•

difficulties we may encounter in connection with the recently completed sale and disposition of our operations and assets in Nigeria, including without limitation, obtaining indemnification for any losses we may experience if claims are made against any corporate guarantees we provided or if calls are made against any letters of credit that were issued on our behalf and which will remain in place subsequent to the closing;

•

the consequences we may encounter if we were to enter into a criminal plea agreement or a deferred prosecution agreement, including the imposition of civil or criminal fines, penalties, monitoring arrangements, or other sanctions, including the loss of U.S. government contracts, that might be imposed as a result of government investigations;

•	the results of government investigations into our actions and the actions of our current and former employees, including J. Kenneth Tillery, the former President of Willbros International, Inc.;

•	adverse results that we could suffer in civil litigation involving or arising from the actions of our former employees and officers;

•

the assertion by parties to contracts with us that the actions of our former employees were improper which constitutes a breach of, or otherwise gives rise to claims under, contracts to which we are a party;

•

determination that the actions of our former employees caused us to breach our credit agreements or debt instruments, which could result in the lack of access to our credit facilities and the requirement to cash collateralize our existing letters of credit;

•

the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

•	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

•	curtailment of capital expenditures in the oil, gas, and power industries;

•	political or social circumstances impeding the progress of our work and increasing the cost of performance;

•	failure to obtain the timely award of one or more projects;

•	cancellation of projects, in whole or in part;

•	adverse weather conditions not anticipated in bids and estimates;

•	project cost overruns, unforeseen schedule delays, and the application of liquidated damages;

•	failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

•	inability to identify and acquire suitable acquisition targets on reasonable terms;

•	inability to obtain adequate financing;

•	loss of the services of key management personnel;

•	the demand for energy moderating or diminishing;

•	downturns in general economic, market or business conditions in our target markets;

•	changes in the effective tax rate in countries where our work will be performed;

•	changes in applicable laws or regulations, or changed interpretations thereof;

•	changes in the scope of our expected insurance coverage;

•	inability to manage insurable risk at an affordable cost;

•	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus; and

•	other factors, most of which are beyond our control.

Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. For a more complete description of the circumstances surrounding the actions of our current and former employees, see “Risk Factors” beginning on page 6.

DESCRIPTION OF CAPITAL STOCK

General

We have 71 million authorized shares of capital stock, consisting of (a) 70 million shares of common stock, par value $0.05 per share; and (b) 1 million shares of Class A preferred stock, par value $0.01 per share.

Common Stock

As of February 28, 2007, 25,776,878 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable, and any shares issued upon exercise of the warrants will be fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are subject to restrictions on the payment of dividends under the provisions of our senior secured credit facility.

The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.

Our articles of incorporation contain restrictions, subject to the determination by the board of directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a “controlled foreign corporation” under United States tax law. See “—Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws.”

Class A Preferred Stock

As of the date of this prospectus, there were no outstanding shares of our Class A preferred stock; however, the board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below 35,000 shares of Series A junior participating preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.

The specific matters that the board of directors may determine include the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	rights and terms of any conversion or exchange;

•	restrictions on the issuance of shares of the same series or any other series; and

•	any voting rights.

The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.

For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

Stockholder Rights Plan

On April 1, 1999, our Board of Directors approved a rights agreement with Mellon Investor Services LLC, as rights agent, and declared a distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock (“Series A preferred stock”) at a price of $30 per one one-thousandth of a share.

The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.

The Rights will become exercisable upon the earlier to occur of:

•	the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by our board of directors; or

•

10 days, or a later date determined by our board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.

If any person or group of persons acquire 15% or more of our common stock, except in connection with an offer approved by our board of directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

In the event that any person or group acquires 15% or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation’s voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15% of our common stock or the expiration of the Rights. Following the public announcement that a person or group has acquired 15% of our common stock, the Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.

In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.

Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-Laws

Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Our articles of incorporation provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

Unanimous Consent of Stockholders Required For Action by Written Consent

Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Restrictions on Transfer of Common Stock

Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our board of directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, as well as the rights agent under our rights agreement, is Mellon Investor Services LLC.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants. For additional information regarding the issuances of common stock and the warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants, as of December 18, 2006, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration right agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of that number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise the warrants, to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised (the “Maximum Percentage”). By written notice to us, the holder of a warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to us, and (ii) any such increase or decrease will apply only to the holder of the warrant and not to any other holder of warrants. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering(2)	Percentage Beneficially Owned After Offering(2)
Hudson Bay Fund, LP(3)(4)	78,867	78,867	0	*
Hudson Bay Overseas Fund, Ltd(4)(5)	85,422	85,422	0	*
GLG North American Opportunity Fund(6)	1,042,995	209,990	833,005	3.24%
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited(7)	11,500	11,500	0	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited(7)	219,052	219,052	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited(7)	98,026	98,026	0	*
Steelhead Investments, Ltd(4)(8)	657,133	657,133	0	*
Berggruen Holdings North America Ltd.	1,660,590	209,990	1,450,600	5.68%
Highbridge International LLC(9)	1,978,181	739,289	1,238,892	4.63%
Capital Ventures International(4)(10)	460,484	164,289	296,195	1.15%
Fort Mason Partners, L.P.(11)	10,005	10,005	0	*
Fort Mason Master, L.P.(11)	154,284	154,284	0	*
Portside Growth and Opportunity Fund(12)(4)	1,439,056	328,578	1,110,478	4.17%
Pandora Select Partners(13)	220,693	20,539	200,154	*
Whitebox Convertible Arbitrage Partners, L.P.(13)	1,689,384	143,750	1,545,634	5.71%
The Laramie Trail Trust(14)	82,133	82,133	0	*
Ramius Master Fund, Ltd.(4)(15)	570,046	445,303	124,743	*
RCG Halifax Fund, Ltd.(4)(16)	50,668	27,071	23,597	*
RCG Equity Market Neutral Master Fund, Ltd.(4)(17)	29,848	20,493	9,355	*
SuttonBrook Capital Portfolio LP(18)	328,578	328,578	0	*
Grayson Ventures Limited(19)	132,633	82,133	50,500	*
Lorimor Corporation(19)	289,289	164,289	125,000	*

* Less than 1%

(1)	Represents the maximum number of shares of common stock issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants at the initial exercise price of $19.03 per share. The amounts shown in this column may include shares sold prior to the date of this prospectus.
(2)	Assumes that each selling stockholder sells all shares of common stock being registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to sell only a portion or none of its shares of our common stock that are registered under this registration statement.
(3)	Yoav Roth and John Doscas share voting and investing power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund, LP.
(4)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its common stock in the ordinary course of business and, at the time of the purchase of the common stock, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act of 1933.
(5)	Yoav Roth and John Doscas share voting and investing power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund, Ltd.

(6)	GLG North American Opportunity Fund (incorporated in the Cayman Islands) is investment managed by GLG Partners LP (established in England and Wales). GLG Partners LP’s general partner is GLG Partners Limited (incorporated in England and Wales). The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and they have power to vote in relation to and dispose of assets of GLG North American Opportunity Fund.
(7)	The selling security holder is a fund which cedes investment control to UBS O’Connor LLC (the investment manager). The investment manager makes all the investment/voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG which is listed and traded on the NYSE.
(8)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.
(9)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.
(10)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares held by CVI.
(11)	The shares listed herein are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(12)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(13)	Andrew Redleaf is the managing member of this selling stockholder’s general partner.
(14)	James R. Berman is Trustee.
(15)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the sole member of Ramius Advisors, LLC (“Ramius Advisors”), investment adviser of Ramius Master Fund, Ltd., and consequently has voting control and investment discretion over securities held by Ramius Master Fund, Ltd. Ramius Capital and Ramius Advisors disclaim beneficial ownership of the shares held by Ramius Master Fund, Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(16)

Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Halifax Fund, Ltd. and consequently has voting control and investment discretion over securities held by RCG Halifax Fund, Ltd. Ramius Capital disclaims beneficial ownership of the shares held by RCG Halifax Fund, Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of

C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(17)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Equity Market Neutral Master Fund, Ltd. and consequently has voting control and investment discretion over securities held by RCG Equity Market Neutral Master Fund, Ltd. Ramius Capital disclaims beneficial ownership of the shares held by RCG Equity Market Neutral Master Fund, Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(18)	SuttonBrook Capital Management LP is the investment manager of SuttonBrook Capital Portfolio LP and John London and Steven M. Weinstein are the natural persons with voting and dispositive control over SuttonBrook Capital Management LP.
(19)	Mr. Christian Roy is the control person of this selling stockholder.

MATERIAL U.S. FEDERAL AND PANAMANIAN

INCOME TAX CONSEQUENCES

The following discussion under “—U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries,” “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” and “—U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders” summarizes the opinion of Sidley Austin LLP, our special United States tax counsel, as to certain material United States federal income tax consequences with respect to the acquisition, ownership and disposition of our common stock. The following discussion under “—Panamanian Tax” constitutes the opinion of Arias, Fabrega & Fabrega, our Panamanian counsel, as to certain material Panamanian income tax consequences applicable to us and a holder of our common stock. We have filed these opinions with the Securities and Exchange Commission as exhibits to the registration statement related to this prospectus. See “Where You Can Find More Information.”

The following discussion is based upon the tax laws of the United States and Panama as in effect on the date of this prospectus. This discussion does not take into account U.S. state or local tax laws, or tax laws of jurisdictions outside the United States and Panama. This discussion is not tax advice nor does it purport to be a complete analysis or listing of all the potential tax consequences of holding our common stock, nor does it purport to furnish information in the level of detail or with attention to your specific tax circumstances that would be provided by your own tax advisor. Accordingly, if you are considering purchasing our common stock, we suggest that you consult with your own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to you of the acquisition, ownership and disposition of our common stock.

Sidley Austin LLP, our special United States tax counsel, is opining on certain United States federal income tax issues in connection with this offering. Sidley Austin LLP has advised us that its opinion is not binding on the Internal Revenue Service (“IRS”) or on any court and that no assurance can be given that the IRS will not challenge any of the conclusions in such opinion or that such a challenge would not be successful. Such opinion of Sidley Austin LLP relies upon and is premised on the accuracy of factual statements and representations by us concerning our business and properties, ownership, organization, sources of income and manner of operation.

The statements made herein with respect to U.S. federal income tax are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (final, temporary and proposed), IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of our common stock.

U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries

A foreign corporation that is engaged in the conduct of a trade or business in the United States is taxable at graduated rates on its income that is “effectively connected” with such trade or business. For this purpose, “effectively connected income” includes U.S.-source income other than certain types of passive income and capital gains, and, if the taxpayer has an office or other fixed place of business in the United States, certain foreign-source dividends, interest, rents, royalties and income from the sale of property. The activities of Willbros Group, Inc. and its non-U.S. subsidiaries are carried out in a manner that is intended to prevent each of such corporations from being engaged in the conduct of a trade or business in the United States. Based on representations made by us and on the assumption that the operations of Willbros Group, Inc. and its foreign subsidiaries continue to be conducted in the manner they are presently conducted, Sidley Austin LLP is of the opinion that, with exceptions not likely to be material, the income currently earned by Willbros Group, Inc. and its non-U.S. subsidiaries should not be treated as effectively connected income subject to U.S. federal income tax even if such corporations were determined to be engaged in the conduct of a trade or business in the United States. However, if any material amount of income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

Our U.S. subsidiaries will be subject to U.S. federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits. Moreover, it should be noted that in the event that any of the United States subsidiaries of Willbros Group, Inc. performs services for Willbros Group, Inc. or its non-U.S. subsidiaries at rates that are not commensurate with the standard rates that would be charged to an unrelated party at arm’s length for similar services, the IRS would be able, pursuant to Section 482 of the Code, to allocate additional income to such U.S. subsidiaries to reflect arm’s-length charges for such services.

Distributions by our U.S. subsidiaries to us or to our non-U.S. subsidiaries may be subject to U.S. withholding tax.

There is no income tax treaty between Panama and the United States.

U.S. Federal Income Tax Considerations Applicable to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations generally applicable to a U.S. holder who acquires our common stock. As used in this summary of U.S. federal income tax considerations, the term “U.S. holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” have the authority to control all substantial decisions of the trust.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of U.S. holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. holders of the common stock. In addition, this discussion is limited to persons who will hold the common stock as “capital assets” (generally, for investment).

All prospective purchasers of the common stock are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock in their particular situations.

This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the common stock by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of the common stock, the U.S. federal income tax treatment of a partner or other owner of a pass-through entity generally will depend upon the status of the partner or other owner and the activities of the partnership or other pass-through entity. A holder of the common stock that is a partnership or other pass-through entity, and its partners or owners, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of common stock.

Sale, Exchange, Redemption or Other Disposition of Common Stock

Subject to the passive foreign investment company (“PFIC”) rules discussed below, gain or loss, if any, realized by a U.S. holder on the sale, exchange, redemption or other disposition of a share of common stock will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the share and the amount realized on the disposition. A U.S. holder’s adjusted tax basis in a share generally will equal the amount paid by the holder for the share.

Gain or loss realized on the sale, exchange, redemption or other disposition of a share of common stock generally will be long-term capital gain or loss if at the time of the disposition the share has been held for more than one year. For non-corporate taxpayers, including individuals, net long-term capital gains generally are taxed at a lower rate than ordinary income (generally 15% for most long-term gains recognized in taxable years beginning on or before December 31, 2010). The deductibility of capital losses may be subject to limitation. Any gain or loss realized by a U.S. holder on the sale of a share of common stock will generally constitute U.S. source gain or loss for foreign tax credit purposes.

Distributions on Common Stock

Subject to the PFIC rules discussed below, the gross amount of any distribution by us with respect to shares of common stock generally will be included in the gross income of a U.S. holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be “qualified dividend income,” which, if received by a U.S. holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2010, is subject to tax at the rates applicable to net long-term capital gain, discussed above. Qualified dividend income does not include dividends received on shares of common stock with respect to which the U.S. holder has not met a minimum holding-period requirement or to the extent the U.S. holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares).

To the extent that the amount of any distribution exceeds our accumulated earnings and profits and our earnings and profits for the current taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the shares of common stock and, to the extent that such distribution exceeds the U.S. holder’s adjusted tax basis in the shares, will be taxed as a capital gain from the sale or exchange of the shares.

If we are not a “United States-owned foreign corporation” as defined below, dividends we pay on the common stock will generally be treated for U.S. foreign tax credit purposes as foreign source income. If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the common stock may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as partly foreign-source income and partly U.S.-source income, in proportion to our earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is held, directly or indirectly, by U.S. persons. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation. Except in the case of financial institutions, dividends on our common stock will generally be treated as passive category income for purposes of Section 904 of the Code, which limits the extent to which foreign tax credits may be utilized.

Controlled Foreign Corporation Rules

Under the Code, a foreign corporation will be a controlled foreign corporation (“CFC”) if “United States shareholders” own, on any day during the corporation’s taxable year, more than 50% of either the total combined voting power of all classes of stock entitled to vote or the total value of such corporation’s stock. A “United States shareholder” is a U.S. person who owns (after applying certain attribution rules) 10% or more of the total combined voting power of all classes of stock entitled to vote. If Willbros Group, Inc. or any of its non-U.S. subsidiaries were to become a CFC, then each person who is a United States shareholder of Willbros Group, Inc. would be subject to federal income taxation on such person’s share of certain types of income earned by such corporation. The articles of incorporation of Willbros Group, Inc. contain restrictions designed to prevent it from becoming a CFC. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws” above. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the ownership of our common stock (including the representation that, based on the information available to us, we believe that there is no U.S. person who (after applying the relevant attribution rules) owns 10% or more of the voting power of our common stock), Sidley Austin LLP is of the opinion that Willbros Group, Inc. and its non-U.S. subsidiaries are not CFCs. (The references in this paragraph to non-U.S. subsidiaries of Willbros Group, Inc. do not include foreign subsidiaries of a U.S. subsidiary of ours, which foreign subsidiaries are CFCs because they have a U.S. parent corporation. Certain types of income realized by such foreign subsidiaries will be taxable to that U.S. subsidiary).

Passive Foreign Investment Company Rules

If we were to be treated as a PFIC, U.S. holders of the common stock could be subject to higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the common stock, than otherwise would apply. A non-U.S. corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the income and assets of Willbros Group, Inc. and its subsidiaries, Sidley Austin LLP is of the opinion that Willbros Group, Inc. is not a PFIC. However, because the PFIC determination will be made annually on the basis of our income and assets, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if we were treated as a PFIC.

Information Reporting and Backup Withholding

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax (currently at the rate of 28%) from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

Payments of dividends or proceeds of the sale or other disposition of common stock to a U.S. holder that is not an exempt recipient will be subject to information reporting and backup withholding will apply unless the holder provides us or our paying agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding.

Any amounts withheld from a payment to a U.S. holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders

As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder (which term is defined under “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” above).

Assuming that Willbros Group, Inc. is not at any time engaged in a U.S. trade or business, dividends on our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder. Gain from the sale, exchange or redemption of our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder.

If a non-U.S. holder holds our common stock in connection with a U.S. trade or business carried on by such non-U.S. holder (and, if an applicable tax treaty applies, a U.S. permanent establishment is maintained by such non-U.S. holder), or if such non-U.S. holder is an individual who was present in the United States for 183 days or more during a taxable year in which gain from the sale or other disposition of our common stock is realized, then such non-U.S. holder may be subject to U.S. federal income tax on its dividend income or its gain with respect to our common stock, depending on such non-U.S. holder’s particular circumstances.

Payments of dividends on our common stock which are made to non-U.S. holders and their proceeds from the disposition of our common stock generally will not be subject to information reporting or backup withholding if certain certification and identification procedures are met or an exemption otherwise applies.

Panamanian Tax

The following discussion of Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this prospectus, and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The material Panamanian tax consequences of ownership of the shares of our common stock are as follows.

General

Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama corporations, foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. We have not been in the past and do not in the future expect to be subject to income taxes in Panama because all of our income has arisen from activities conducted entirely outside Panama. This is the case even though we maintain our registered office in Panama.

Taxation of Distributions and Capital Gains

There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, from the sale or other disposition of shares of common stock, so long as our assets are held, and our activities are conducted, entirely outside of Panama.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through privately negotiated transactions;

•	through short sales;

•	through sales pursuant to Rule 144;

•	by broker-dealers, who may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Each selling stockholder who is an affiliate of a broker-dealer has confirmed that it purchased the common stock and warrants in the ordinary course of business and, at the time of purchase, had no agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $135,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Arias, Fabrega & Fabrega, Panama City, Panama. Certain United States federal income tax matters have been passed upon for us by our special United States tax counsel, Sidley Austin LLP, Los Angeles, California.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, and our financial statement schedule as of December 31, 2006 and for each of the years in the two-year period then ended, and the effects of the adjustments to the 2004 consolidated financial statements to retrospectively apply the change as discussed in Note 2, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of GLO CPAs, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004, before the effects of the adjustment to retrospectively apply the change in accounting discussed in Note 2, and our financial schedule as of December 31, 2004 and for the year then ended, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have agreed to indemnify and hold KPMG LLP (“KPMG”) harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on our financial statements as of December 31, 2004, and the related financial statement schedules, incorporated by reference herein and in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-11953):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and

•	Our Current Reports on Form 8-K filed on January 8, 2007, January 16, 2007, February 8, 2007 and March 7, 2007.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.willbros.com or you may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning us at the following address:

Willbros USA, Inc.

4400 Post Oak Parkway

Suite 1000

Houston, TX 77027

Attention: Investor Relations

(713) 403-8000

Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

ENFORCEABILITY OF CIVIL LIABILITIES

UNDER THE FEDERAL SECURITIES LAWS

We are a corporation organized under the laws of the Republic of Panama. In addition, our counsel, Arias, Fabrega & Fabrega, who will issue opinions for us regarding the validity of the shares of common stock offered hereby and certain Panamanian income tax matters, is a law firm located in Panama City, Panama. Accordingly, it may not be possible to effect service of process on such parties in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of our assets are located outside the United States, any judgment obtained in the United States against us may not be fully collectible in the United States. We have been advised by Arias, Fabrega & Fabrega that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. Our agent for service of process in the United States with respect to matters arising under the United States federal securities laws is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

All amounts, which are payable by the Registrant, are estimates, except the SEC registration fee. Most of these expenses were paid in connection with previous filings of this registration statement.

SEC registration fee	$8,666
Legal fees and expenses	40,000
Accounting fees and expenses	80,000
Miscellaneous	6,334

Total	$135,000

Item 14. Indemnification of Directors and Officers.

Article 64 of the General Corporation Law of Panama (the “PGCL”) provides that directors shall be liable to creditors of the Registrant for authorizing a dividend or distribution of assets with knowledge that such payments impair the Registrant’s capital or for making a false report or statement in any material respect. In addition, Article 444 of the Panama Code of Commerce (“Article 444”) provides that directors are not personally liable for the Registrant’s obligations, except for liability to the Registrant and third parties for the effectiveness of the payments to the Registrant made by stockholders, the existence of dividends declared, the good management of the accounting, and in general, for execution or deficient performance of their mandate or the violation of laws, the Articles of Incorporation, the By-laws or resolutions of the stockholders. Article 444 provides that the liability of directors may only be claimed pursuant to a resolution of the stockholders.

The PGCL does not address the issue as to whether or not a corporation may eliminate or limit a director’s, officer’s or agent’s liability to the corporation. Nevertheless, Arias, Fabrega & Fabrega, Panamanian counsel to the Registrant, has advised the Registrant that, as between the Registrant and its directors, officers and agents, such liability may be released under general contract principles, to the extent that a director, officer or agent, in the performance of his duties to the corporation, has not acted with gross negligence or malfeasance. This release may be included in the Articles of Incorporation or By-laws of the Registrant or in a contract entered into between the Registrant and the director, officer or agent. While such a release may not be binding with respect to a third person or stockholder claiming liability under Article 444, in order to claim such liability, a resolution of the stockholders would be necessary, which the Registrant believes would be difficult to secure in the case of a publicly held company.

The PGCL does not address the extent to which a corporation may indemnify a director, officer or agent. However, the Registrant’s Panamanian counsel has advised the Registrant that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except for a claim based on Article 64 of the PGCL or for losses due to gross negligence or malfeasance in the performance of such agent’s duties. The Registrant’s Restated Articles of Incorporation release directors from personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and authorize the Registrant’s board of directors to adopt By-laws or resolutions to this effect or to cause the Registrant to enter into contracts providing for limitation of liability and for indemnification of directors, officers, and agents. The Registrant’s Restated By-laws provide for indemnification of directors and officers of the Registrant to the fullest extent permitted by, and in the manner permissible under, the laws of the Republic of Panama. The Registrant has also entered into specific agreements with its directors and officers providing for indemnification of such persons under certain circumstances. The Registrant carries directors’ and officers’ liability insurance to insure its officers and directors against liability for certain errors and omissions and to defray costs of a suit or proceeding against an officer or director. The Registrant also carries directors’ and officers’ liability insurance which insures its officers and directors against liabilities they may incur in connection with the registration, offering or sale of the securities covered by this Registration Statement.

The preceding discussion is subject to the Registrant’s Restated Articles of Incorporation and Restated By-laws and the provisions of Article 64 of the PGCL and Article 444 as applicable. It is not intended to be exhaustive and is qualified in its entirety by the Registrant’s Restated Articles of Incorporation, the Registrant’s Restated By-laws and Article 64 of the PGCL and Article 444.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, the Registrant issued the following securities without registration under the Securities Act:

(a)	On October 27, 2006, the Registrant sold 3,722,360 shares of the Registrant’s common stock and warrants to purchase an additional 558,354 shares of common stock in a private placement to 23 purchasers. The aggregate offering price of the common stock and warrants was $52,112,960. After the payment of cash selling commissions to Bear, Stearns & Co. Inc. in the aggregate amount of approximately $2.9 million, the Registrant received net proceeds of approximately $49.2 million. The common stock and the warrants were offered pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the 23 purchasers are accredited investors.

(b)	On December 23, 2005, the Registrant sold $65.0 million aggregate principal amount of convertible notes in a private placement to eight purchasers. The purchase agreement pursuant to which the convertible notes were sold provided that at any time during a period of 90 days following the initial December 23, 2005 closing of the sale of $65.0 million in aggregate principal amount of convertible notes, the note purchasers could purchase up to an additional $19.5 million in aggregate principal amount of convertible notes. On January 19, 2006, February 2, 2006 and March 23, 2006, each of the initial purchasers exercised their respective options to purchase an additional $19.5 million in aggregate principal amount of convertible notes. After the payment of cash selling commission fees to J.P. Morgan Securities, Inc. in the aggregate amount of approximately $3.5 million, the Registrant received aggregate net proceeds of approximately $81.0 million. The convertible notes were offered pursuant to exemptions from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D. The eight purchasers were all accredited.

(c)	On October 12, 2005, an aggregate of 13,750 shares of the Registrant’s common stock were issued to a former employee in connection with the exercise of stock options at an average exercise price of $5.35 per share. The issuance of such shares was exempt from registration under Section 4(2) of the Securities Act. The former employee was an accredited investor (as defined under Rule 506 of Regulation D under the Securities Act).

(d)	On March 12, 2004 and April 13, 2004 the Registrant issued $60.0 million and $10.0 million, respectively, of 2.75% Convertible Senior Notes due 2024 (“2.75% Senior Notes”) in a private placement to Bear, Stearns & Co. Inc., CIBC World Markets Corp. and Credit Lyonnais Securities (USA) Inc., as initial purchasers. The 2.75% Senior Notes were offered only to “qualified institutional buyers,” in accordance with Rule 144A under the Securities Act. The initial purchasers’ aggregate discount was $2.8 million.

Item 16. Exhibits and Financial Statement Schedules.

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-1, including those incorporated by reference herein.

(a) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2006, and incorporated by reference herein).

3.2	Restated By-Laws of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-5413 (the “S-1 Registration Statement”), and incorporated by reference herein).

4.1	Form of Stock Certificate for Common Stock, par value $0.05 per share (previously filed as Exhibit 4 to the S-1 Registration Statement, and incorporated by reference herein).

4.2	Indenture (including form of note) dated March 12, 2004 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the 2.75% Convertible Senior Notes due 2024 (previously filed as Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, and incorporated by reference herein).

4.3	First Supplemental Indenture, dated September 22, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as trustee to the Indenture, dated March 12, 2004, (previously filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated September 22, 2005 filed September 28, 2005, and incorporated by reference herein).

4.4	Indenture (including form of note) dated December 23, 2005 among the Registrant, Willbros USA, Inc., as guarantor and The Bank of New York, as trustee, relating to the 6.5% Senior Convertible Notes due 2012 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.5	Securities Purchase Agreement dated October 26, 2006, by and among the Registrant and the buyers listed on the signature pages thereto (the “Buyers”) (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

4.6	Registration Rights Agreement dated October 27, 2006, by and among the Registrant and the Buyers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

4.7	Rights Agreement dated April 1, 1999 between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (previously filed as an exhibit to the Registrant’s Registration Statement on Form 8-A, dated April 9, 1999, and incorporated by reference herein).

4.8	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3 to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated by reference herein).

4.9	Form of Warrant dated October 27, 2006 (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

5*	Opinion of Arias, Fabrega & Fabrega, regarding the legality of the securities.

8.1*	Opinion of Sidley Austin LLP regarding U.S. tax matters.

Exhibit Number	Description
8.2*	Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).

10.1	Credit Agreement dated as of October 27, 2006, among Willbros USA, Inc., as borrower, the Registrant and certain other subsidiaries and affiliates as guarantors, the lenders from time to time party thereto and Calyon New York Branch, as Administrative Agent, Collateral Agent, Issuing Bank, Deposit Bank and Revolving Loan Lender (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006 and incorporated by reference herein).

10.2***	Form of Indemnification Agreement between the Registrant’s officers and the Registrant (previously filed as Exhibit 10.7 the S-1 Registration Statement, and incorporated by reference herein).

10.3***	Form of Indemnification Agreement between the Registrant’s directors and the Registrant (previously filed as Exhibit 10.16 to the S-1 Registration Statement, and incorporated by reference herein).

10.4***	Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.8 to the S-1 Registration Statement, and incorporated by reference herein).

10.5***	Amendment Number 1 to Willbros Group, Inc. 1996 Stock Plan dated February 24, 1999 (previously filed as Exhibit A to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1999, and incorporated by reference herein).

10.6***	Amendment Number 2 to Willbros Group, Inc. 1996 Stock Plan dated March 7, 2001 (previously filed as Exhibit B to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated April 2, 2001, and incorporated by reference herein).

10.7***	Amendment Number 3 to Willbros Group, Inc. 1996 Stock Plan dated January 1, 2004 (previously filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.8***	Amendment Number 4 to Willbros Group, Inc. 1996 Stock Plan dated March 10, 2004 (previously filed as Exhibit B to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated April 23, 2004, and incorporated by reference herein).

10.9***	Form of Incentive Stock Option Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996, filed March 31, 1997 (the “1996 Form 10-K”), and incorporated by reference herein).

10.10***	Form of Non-Qualified Stock Option Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.14 to the 1996 Form 10-K, and incorporated by reference herein).

10.11***	Form of Restricted Stock Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.12***	Form of Restricted Stock Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed November 22, 2005 (the “2004 Form 10-K”), and incorporated by reference herein).

10.13***	Form of Restricted Stock Rights Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.15 to the 2004 Form 10-K, and incorporated by reference herein).

Exhibit Number	Description
10.14***	Willbros Group, Inc. Director Stock Plan (previously filed as Exhibit 10.9 to the S-1 Registration Statement, and incorporated by reference herein).

10.15***	Amendment Number 1 to Willbros Group, Inc. Director Stock Plan dated January 1, 2002 (previously filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, filed February 20, 2002, and incorporated by reference herein).

10.16***	Amendment Number 2 to the Willbros Group, Inc. Director Stock Plan dated February 18, 2002 (previously filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

10.17***	Amendment Number 3 to the Willbros Group, Inc. Director Stock Plan dated January 1, 2004 (previously filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.18***	Form of Secured Promissory Note under the Willbros Group, Inc. Employee Stock Purchase Program (previously filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

10.19***	Willbros Group, Inc. Severance Plan (as amended and restated effective September 25, 2003) (previously filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed November 13, 2003, and incorporated by reference herein).

10.20***	Employment Agreement, dated December 31, 2004, between Willbros USA, Inc. and Michael F. Curran, including the form of Restricted Stock Rights Award Agreement attached as an Exhibit thereto (previously filed as Exhibit 10 to the Registrant’s Current Report on Form 8-K dated December 31, 2004, filed January 6, 2005, and incorporated by reference herein).

10.21***	Employment Agreement, dated January 26, 2006, between Willbros USA, Inc., and Robert R. (Randy) Harl (previously filed as Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, filed July 16, 2006, and incorporated by reference herein).

10.22***	Amendment Number 1 dated June 16, 2006, to the Employment Agreement, dated January 26, 2006, between Willbros USA, Inc., and Robert R. (Randy) Harl (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 22, 2006, and incorporated by reference herein).

10.23	Registration Rights Agreement dated April 9, 1992, between the Registrant and Heerema Holding Construction, Inc., Yorktown Energy Partners, L.P., Concord Partners II, L.P., Concord Partners Japan Limited and certain other stockholders of the Company (previously filed as Exhibit 10.13 to the S-1 Registration Statement, and incorporated by reference herein).

10.24***	Consulting Services Agreement dated June 1, 2002, between Willbros USA, Inc., and Larry J. Bump (previously filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

10.25	Registration Rights Agreement, dated March 12, 2004, among the Registrant, Bear, Stearns & Co., Inc., CIBC World Markets Corp. and Credit Lyonnais Securities (USA) Inc. (previously filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed May 7, 2004, and incorporated by reference herein).

10.26***	Form of Key Employee Special Bonus Agreement (previously filed as Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on June 30, 2006, and incorporated by reference herein).

Exhibit Number	Description
10.27	Purchase Agreement dated December 22, 2005 among the Registrant, Willbros USA, Inc. and the purchasers listed on Schedule I thereto (the “Purchasers”), (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

10.28	Registration Rights Agreement dated December 23, 2005 among the Registrant and the Purchasers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

10.29***	Amendment Number 5 to Willbros Group, Inc. 1996 Stock Plan dated June 14, 2006 (previously filed as Exhibit C to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

10.30***	Willbros Group, Inc. 2006 Director Restricted Stock Plan (previously filed as Exhibit D to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

10.31***	Employment Agreement dated August 28, 2006, between Willbros USA, Inc. and Van A. Welch (previously filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.32***	Separation Agreement and Release dated August 29, 2006, between Willbros USA, Inc. and Warren L. Williams (previously filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.33***	Consulting Services Agreement dated August 10, 2006, between Willbros USA, Inc. and Warren L. Williams (previously filed as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.34***	Employment Agreement dated November 1, 2006, between Willbros USA, Inc. and John (“Jay”) T. Dalton (previously filed as Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on December 13, 2006, and incorporated by reference herein).

10.35***	Separation Agreement and Release dated December 8, 2006, between Willbros USA, Inc. and R. Clay Etheridge (previously filed as Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on December 13, 2006, and incorporated by reference herein).

10.36***	Amendment Number 5 to Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit C to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

10.37***	Amendment Number 1 to Willbros Group, Inc. 2006 Director Restricted Stock Plan (previously filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.38***	Separation Agreement and Release dated December 29, 2006, between Willbros USA, Inc. and Michael F. Curran (previously filed as Exhibit 10.1 to the Registrant’s current report on Form 8-K dated December 29, 2006, filed January 8, 2007, and incorporated by reference herein).

10.39***	Consulting Services Agreement dated December 29, 2006, between Willbros USA, Inc. and Michael F. Curran (previously filed as Exhibit 10.2 to the Registrant’s current report on Form 8-K dated December 29, 2006, filed January 8, 2007, and incorporated by reference herein).

Exhibit Number	Description
10.40	Purchase Agreement and Release dated January 12, 2006, by and between Willbros Mt. West, Inc. and Williams Field Services Company (previously filed as Exhibit 2.1 to the Registrant’s current report on Form 8-K dated January 12, 2006, filed January 19, 2006, and incorporated by reference herein).

10.41	Share Purchase Agreement by and between us and Ascot Offshore Nigeria Limited dated as of February 7, 2007 (previously filed as Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.42	Indemnity Agreement between and among us, Willbros International, Inc., Ascot Offshore Nigeria Limited and Berkeley Group PLC (previously filed as Exhibit 10.41 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.43***	Management Incentive Compensation Program (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 1, 2007, filed March 7, 2007, and incorporated by reference herein).

16	Letter re Change in Certifying Accountant (previously filed as Exhibit 16 to the Registrant’s Current Report on Form 8-K/A filed on November 22, 2005, and incorporated by reference herein).

21	Subsidiaries of the Registrant (previously filed as Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 14, 2007, and incorporated by reference herein).

23.1**	Consent of GLO CPAs, LLP.

23.2**	Consent of KPMG LLP.

23.3*	Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).

23.4*	Consent of Sidley Austin LLP (included in Exhibit 8.1).

24*	Power of Attorney.

*	Previously filed with this registration statement.
**	Included herewith
***	Management contract or compensatory plan arrangement

(b)	Financial Statement Schedules

All schedules required pursuant to this item are either included in the financial information incorporated by reference into the prospectus or are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the Registrant or related notes thereto.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 30th day of March 2007.

WILLBROS GROUP, INC.

By:	/s/ ROBERT R. HARL
Robert R. Harl
Chief Executive Officer, President
and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL F. CURRAN* Michael F. Curran	Chairman of the Board	March 30, 2007

/S/ ROBERT R. HARL Robert R. Harl	Director, Chief Executive Officer, President and Chief Operating Officer (Principal Executive Officer and Authorized Representative in the United States)	March 30, 2007

/S/ VAN A. WELCH Van A. Welch	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2007

/S/ MICHAEL J. BAYER* Michael J. Bayer	Director	March 30, 2007

S. Fred Isaacs	Director	March , 2007

Gerald J. Maier	Director	March , 2007

/S/ JOHN T. MCNABB, II* John T. McNabb, II	Director	March 30, 2007

/S/ RODNEY B. MITCHELL* Rodney B. Mitchell	Director	March 30, 2007

James B. Taylor, Jr.	Director	March , 2007

/S/ S. MILLER WILLIAMS* S. Miller Williams	Director	March 30, 2007

*By:	/s/ ROBERT R. HARL
Robert R. Harl
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2006, and incorporated by reference herein).

3.2	Restated By-Laws of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-5413 (the “S-1 Registration Statement”), and incorporated by reference herein).

4.1	Form of Stock Certificate for Common Stock, par value $0.05 per share (previously filed as Exhibit 4 to the S-1 Registration Statement, and incorporated by reference herein).

4.2	Indenture (including form of note) dated March 12, 2004 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the 2.75% Convertible Senior Notes due 2024 (previously filed as Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, and incorporated by reference herein).

4.3	First Supplemental Indenture, dated September 22, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as trustee to the Indenture, dated March 12, 2004, (previously filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated September 22, 2005 filed September 28, 2005, and incorporated by reference herein).

4.4	Indenture (including form of note) dated December 23, 2005 among the Registrant, Willbros USA, Inc., as guarantor and The Bank of New York, as trustee, relating to the 6.5% Senior Convertible Notes due 2012 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.5	Securities Purchase Agreement dated October 26, 2006, by and among the Registrant and the buyers listed on the signature pages thereto (the “Buyers”) (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

4.6	Registration Rights Agreement dated October 27, 2006, by and among the Registrant and the Buyers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

4.7	Rights Agreement dated April 1, 1999 between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (previously filed as an exhibit to the Registrant’s Registration Statement on Form 8-A, dated April 9, 1999, and incorporated by reference herein).

4.8	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3 to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated by reference herein).

4.9	Form of Warrant dated October 27, 2006 (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

5*	Opinion of Arias, Fabrega & Fabrega, regarding the legality of the securities.

8.1*	Opinion of Sidley Austin LLP regarding U.S. tax matters.

8.2*	Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).

10.1	Credit Agreement dated as of October 27, 2006, among Willbros USA, Inc., as borrower, the Registrant and certain other subsidiaries and affiliates as guarantors, the lenders from time to time party thereto and Calyon New York Branch, as Administrative Agent, Collateral Agent, Issuing Bank, Deposit Bank and Revolving Loan Lender (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006 and incorporated by reference herein).

Exhibit Number	Description
10.2***	Form of Indemnification Agreement between the Registrant’s officers and the Registrant (previously filed as Exhibit 10.7 the S-1 Registration Statement, and incorporated by reference herein).

10.3***	Form of Indemnification Agreement between the Registrant’s directors and the Registrant (previously filed as Exhibit 10.16 to the S-1 Registration Statement, and incorporated by reference herein).

10.4***	Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.8 to the S-1 Registration Statement, and incorporated by reference herein).

10.5***	Amendment Number 1 to Willbros Group, Inc. 1996 Stock Plan dated February 24, 1999 (previously filed as Exhibit A to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1999, and incorporated by reference herein).

10.6***	Amendment Number 2 to Willbros Group, Inc. 1996 Stock Plan dated March 7, 2001 (previously filed as Exhibit B to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated April 2, 2001, and incorporated by reference herein).

10.7***	Amendment Number 3 to Willbros Group, Inc. 1996 Stock Plan dated January 1, 2004 (previously filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.8***	Amendment Number 4 to Willbros Group, Inc. 1996 Stock Plan dated March 10, 2004 (previously filed as Exhibit B to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated April 23, 2004, and incorporated by reference herein).

10.9***	Form of Incentive Stock Option Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996, filed March 31, 1997 (the “1996 Form 10-K”), and incorporated by reference herein).

10.10***	Form of Non-Qualified Stock Option Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.14 to the 1996 Form 10-K, and incorporated by reference herein).

10.11***	Form of Restricted Stock Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.12***	Form of Restricted Stock Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed November 22, 2005 (the “2004 Form 10-K”), and incorporated by reference herein).

10.13***	Form of Restricted Stock Rights Award Agreement under the Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit 10.15 to the 2004 Form 10-K, and incorporated by reference herein).

10.14***	Willbros Group, Inc. Director Stock Plan (previously filed as Exhibit 10.9 to the S-1 Registration Statement, and incorporated by reference herein).

10.15***	Amendment Number 1 to Willbros Group, Inc. Director Stock Plan dated January 1, 2002 (previously filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, filed February 20, 2002, and incorporated by reference herein).

10.16***	Amendment Number 2 to the Willbros Group, Inc. Director Stock Plan dated February 18, 2002 (previously filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

Exhibit Number	Description
10.17***	Amendment Number 3 to the Willbros Group, Inc. Director Stock Plan dated January 1, 2004 (previously filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004, and incorporated by reference herein).

10.18***	Form of Secured Promissory Note under the Willbros Group, Inc. Employee Stock Purchase Program (previously filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

10.19***	Willbros Group, Inc. Severance Plan (as amended and restated effective September 25, 2003) (previously filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed November 13, 2003, and incorporated by reference herein).

10.20***	Employment Agreement, dated December 31, 2004, between Willbros USA, Inc. and Michael F. Curran, including the form of Restricted Stock Rights Award Agreement attached as an Exhibit thereto (previously filed as Exhibit 10 to the Registrant’s Current Report on Form 8-K dated December 31, 2004, filed January 6, 2005, and incorporated by reference herein).

10.21***	Employment Agreement, dated January 26, 2006, between Willbros USA, Inc., and Robert R. (Randy) Harl (previously filed as Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, filed July 16, 2006, and incorporated by reference herein).

10.22***	Amendment Number 1 dated June 16, 2006, to the Employment Agreement, dated January 26, 2006, between Willbros USA, Inc., and Robert R. (Randy) Harl (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 22, 2006, and incorporated by reference herein).

10.23	Registration Rights Agreement dated April 9, 1992, between the Registrant and Heerema Holding Construction, Inc., Yorktown Energy Partners, L.P., Concord Partners II, L.P., Concord Partners Japan Limited and certain other stockholders of the Company (previously filed as Exhibit 10.13 to the S-1 Registration Statement, and incorporated by reference herein).

10.24***	Consulting Services Agreement dated June 1, 2002, between Willbros USA, Inc., and Larry J. Bump (previously filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002, and incorporated by reference herein).

10.25	Registration Rights Agreement, dated March 12, 2004, among the Registrant, Bear, Stearns & Co., Inc., CIBC World Markets Corp. and Credit Lyonnais Securities (USA) Inc. (previously filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed May 7, 2004, and incorporated by reference herein).

10.26***	Form of Key Employee Special Bonus Agreement (previously filed as Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on June 30, 2006, and incorporated by reference herein).

10.27	Purchase Agreement dated December 22, 2005 among the Registrant, Willbros USA, Inc. and the purchasers listed on Schedule I thereto (the “Purchasers”), (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

10.28	Registration Rights Agreement dated December 23, 2005 among the Registrant and the Purchasers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

10.29***	Amendment Number 5 to Willbros Group, Inc. 1996 Stock Plan dated June 14, 2006 (previously filed as Exhibit C to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

10.30***	Willbros Group, Inc. 2006 Director Restricted Stock Plan (previously filed as Exhibit D to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

Exhibit Number	Description
10.31***	Employment Agreement dated August 28, 2006, between Willbros USA, Inc. and Van A. Welch (previously filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.32***	Separation Agreement and Release dated August 29, 2006, between Willbros USA, Inc. and Warren L. Williams (previously filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.33***	Consulting Services Agreement dated August 10, 2006, between Willbros USA, Inc. and Warren L. Williams (previously filed as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

10.34***	Employment Agreement dated November 1, 2006, between Willbros USA, Inc. and John (“Jay”) T. Dalton (previously filed as Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on December 13, 2006, and incorporated by reference herein).

10.35***	Separation Agreement and Release dated December 8, 2006, between Willbros USA, Inc. and R. Clay Etheridge (previously filed as Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-15540, filed on December 13, 2006, and incorporated by reference herein).

10.36***	Amendment Number 5 to Willbros Group, Inc. 1996 Stock Plan (previously filed as Exhibit C to the Registrant’s Proxy Statement for Annual Meeting of Stockholders dated July 5, 2006, and incorporated by reference herein).

10.37***	Amendment Number 1 to Willbros Group, Inc. 2006 Director Restricted Stock Plan (previously filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.38***	Separation Agreement and Release dated December 29, 2006, between Willbros USA, Inc. and Michael F. Curran (previously filed as Exhibit 10.1 to the Registrant’s current report on Form 8-K dated December 29, 2006, filed January 8, 2007, and incorporated by reference herein).

10.39***	Consulting Services Agreement dated December 29, 2006, between Willbros USA, Inc. and Michael F. Curran (previously filed as Exhibit 10.2 to the Registrant’s current report on Form 8-K dated December 29, 2006, filed January 8, 2007, and incorporated by reference herein).

10.40	Purchase Agreement and Release dated January 12, 2006, by and between Willbros Mt. West, Inc. and Williams Field Services Company (previously filed as Exhibit 2.1 to the Registrant’s current report on Form 8-K dated January 12, 2006, filed January 19, 2006, and incorporated by reference herein).

10.41	Share Purchase Agreement by and between us and Ascot Offshore Nigeria Limited dated as of February 7, 2007 (previously filed as Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.42	Indemnity Agreement between and among us, Willbros International, Inc., Ascot Offshore Nigeria Limited and Berkeley Group PLC (previously filed as Exhibit 10.41 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed March 14, 2007, and incorporated by reference herein).

10.43***	Management Incentive Compensation Program (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 1, 2007, filed March 7, 2007, and incorporated by reference herein).

16	Letter re Change in Certifying Accountant (previously filed as Exhibit 16 to the Registrant’s Current Report on Form 8-K/A filed on November 22, 2005, and incorporated by reference herein).

Exhibit Number	Description
21	Subsidiaries of the Registrant (previously filed as Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 14, 2007, and incorporated by reference herein).

23.1**	Consent of GLO CPAs, LLP.

23.2**	Consent of KPMG LLP.

23.3*	Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).

23.4*	Consent of Sidley Austin LLP (included in Exhibit 8.1).

24*	Power of Attorney.

*	Previously filed with this registration statement.
**	Included herewith
***	Management contract or compensatory plan arrangement